At a glance - Indian GAAP (Non-consolidated financials)

in Rs. crore, except per share data
	Quarter ended		Year ended
	June 30, 2006	June 30, 2005	March 31, 2006
For the period
Income	2,867	1,967	9,028
Operating profit (PBIDTA)	874	647	2,989
Operating profit/ total income (%)	30.48%	32.89%	33.11%
Profit after tax (PAT) and before exceptional item	799	523	2,421
PAT and before exceptional item/ total income (%)	27.87%	26.59%	26.82%
Profit after tax (PAT) and exceptional item	805	523	2,421
PAT and exceptional item/ total income (%)	28.08%	26.59%	26.82%
Earnings per share ( par value Rs. 5/- each, fully paid)*
Before exceptional items
Basic	28.89	19.33	88.67
Diluted	28.22	18.79	86.20
After exceptional items
Basic	29.13	19.33	88.67
Diluted	28.45	18.79	86.20
Capital Expenditure	178	248	1,048
Dividend per share	NA	NA	45
Dividend amount	NA	NA	1,238
At the end of the period
Total assets	7,828	5,865	6,897
Fixed assets - net	2,214	1,667	2,133
Cash and cash equivalents (including liquid mutual funds)	3,160	3,108	4,463
Net current assets	3,283	2,734	3,832
Debt	-	-	-
Net worth	7,828	5,865	6,897
Equity	138	136	138
Market capitalization	85,239	64,008	82,154
Note:
The figures above are based on unconsolidated Indian GAAP financial statements.
* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus is July 14, 2006.
Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year end.

Ratio analysis as per Indian GAAP (Non-consolidated)

	Quarter ended		Year ended
	June 30, 2006	June 30, 2005	March 31, 2006
Ratios- Financial Performance
Software development expenses / total revenue (%)	56.33	54.10	54.13
Gross profit / total revenue (%)	43.67	45.90	45.87
Selling and marketing expenses / total revenue (%)	5.82	6.04	5.53
General and administration expenses / total revenue (%)	7.36	6.96	7.23
SG&A expenses / total revenue (%)	13.18	13.00	12.76
Aggregate employee costs / total revenue (%)	48.94	46.44	47.29
Operating profit / total revenue (%)	30.48	32.91	33.12
Depreciation and amortization / total revenue (%)	3.38	3.80	4.53
Operating profit after depreciation and Interest / total revenue (%)	27.10	29.11	28.58
Other income / total revenue (%)	4.50	1.54	1.59
Profit before tax and exceptional items / total revenue (%)	31.50	30.65	30.17
Tax / total revenue (%)	3.63	4.02	3.36
Tax / PBT (%)	11.52	13.10	11.12
PAT before exceptional items / total revenue (%)	27.87	26.63	26.82
Ratios- Growth (%)
Overseas revenue	47	32	32
Total revenue	46	34	32
Operating profit	35	32	29
Net Profit ( before exceptional items)	53	33	30
Basic EPS ( before exceptional items)	49	31	28
Data - Per-share (period end)
Basic EPS (before exceptional items) (Rs.)	28.89	19.33	88.67
Basic EPS (after exceptional items) (Rs.)	29.13	19.33	88.67
Basic cash EPS ( before exceptional items) (Rs.)	32.42	22.09	103.67
Basic cash EPS (after exceptional items) (Rs.)	32.63	22.09	103.67
Book value (Rs.)	283.20	216.43	250.29
Price / earning ( LTM) **	31.56	32.14	33.62
Price / cash earnings ( LTM) **	27.21	28.00	28.76
Price / book value **	10.87	10.90	11.91
PE / EPS growth **	0.64	1.04	1.20
Dividend per share (Rs.)	-	-	15
Ratios - Return
PAT before exceptional items / average net worth (%) (LTM)	39.38	41.45	39.89
ROCE (PBIT/Average capital employed) (%) (LTM)	44.17	48.53	44.89
Return on average invested capital (%)(LTM)*	69.85	86.75	93.96
Capital output ratio (LTM)	1.45	1.53	1.49
Invested capital output ratio (LTM)*	2.67	3.31	3.74
Ratios - Balance sheet
Debt-equity ratio	-	-	-
Day's sales outstanding ( Days) (LTM)	65	58	61
Current ratio	4.26	3.40	2.73
Cash and cash equivalents / total assets (%)*	40.37	52.99	64.71
Cash and cash equivalents / total revenue (%) (LTM)*	31.83	42.25	49.44
Capital expenditure / total revenue (%) (LTM)	9.86	12.18	11.61
Depreciation and amortization / average gross block (%) (LTM)	15.78	14.59	16.30
Technology investment / total revenue (%) (LTM)	3.45	4.20	3.69
* Investments in Liquid funds have been considered as Cash & Cash equivalents for the purpose of above ratio analysis
** Before exceptional items
Ratios above are not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006
LTM: Last Twelve Months

At a glance - US GAAP

(Dollars in millions except per share data)
	Three months ended June 30,		Year ended March 31,
	2005	2006	2006
For the period
Revenues	$476	$660	$2,152
Operating income	$133	$170	$599
Operating income/revenues (%)	27.9%	25.8%	27.8%
Net income	$122	$174	$555
Net income/ revenues (%)	25.6%	26.4%	25.8%
Basic earnings per equity share ($) (1)	$0.45	$0.63	$2.04
Cash dividend per equity share ($) (1), (2)	$0.15	$0.84	$0.29
Capital expenditure	$58	$42	$246
At the end of the period
Total assets	$1,557	$1,938	$2,066
Property, plant and equipment- net	$392	$496	$491
Cash and cash equivalents	$444	$392	$889
Investment in liquid mutual fund units	$307	$358	$170
Working capital	$940	$1,062	$1,300
Stockholders' equity	$1,369	$1,725	$1,837
Common stock (1)	$31	$31	$31
Market capitalization (3)	$14,711	$18,583	$18,470
Note:
(1) Basic earnings per equity share, cash dividend per equity share and common stock for June 2006 are not adjusted for stock split.
(2) Cash dividend for the three months ended June 30, 2006 includes a silver jubilee special dividend of $0.65 per equity share paid in June 2006.
(3) Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year end.

Shareholder information

1. Registered office	Electronics City, Hosur Road, Bangalore 560 100, India Tel.: +91-80-2852-0261, Fax: +91-80-2852-0362 Homepage: www.infosys.com

2. Listing on stock exchanges	In India : The Bombay Stock Exchange Limited (BSE), and National Stock Exchange of India Ltd. (NSE) Outside India: NASDAQ National Market in the US.

3. Par value of equity shares	Rs. 5/- each fully paid-up

4. Registrar and share transfer agent	Share transfers in physical form and other communication regarding share certificate, dividends, change of address, etc. may be addressed to :

Karvy Computershare Private Limited,
Registrars and Share Transfer Agents;
46, Avenue-4, Street No. 1,
Banjara Hills, Hyderabad-500 034
Tel.: +91-40-23431595, Fax: +91-40-23420814

5. Stock market data relating to shares listed in India

a. The company's market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index.
b. Monthly high and low quotations as well as the volume of shares traded at BSE and NSE for the quarter ended June 30, 2006 are:

	BSE			NSE			Total
	High*	Low*	Volume	High*	Low*	Volume	Volume
	Rs.	Rs.	Nos	Rs.	Rs.	Nos	Nos
April, 2006	3,335.30	3,020.80	63,64,377	3,336.00	3,018.85	2,59,46,145	3,23,10,522
May	3,255.20	2,826.55	43,60,424	3,256.25	2,823.70	1,86,78,224	2,30,38,648
June	3,077.55	2,483.50	55,38,709	3,078.95	2,485.20	2,24,72,567	2,80,11,276
For the period	3,335.30	2,483.50	1,62,63,510	3,336.00	2,485.20	6,70,96,936	8,33,60,446
Volume traded to average shares outstanding (%) *
Quarter ended June 30, 2006			6.82%			28.15%	34.97%
Quarter ended June 30, 2005			7.90%			28.65%	36.55%

* High / Low price not adjusted for bonus.
The number of shares outstanding is 23,83,20,179. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

6. Share transfer system

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.
The total number of shares transferred in physical form during the quarter ended June 30, 2006 was Nil (quarter ended June 30, 2005 - 1,200).

7. Investor services - Complaints Received

	Quarter ended
Nature of complaints	June 30, 2006		June 30, 2005
	Received	Attended to	Received	Attended to
Dividend Related	151	151	31	31

The company has attended to most of the investors' grievances/correspondences within a period of 10 days from the date of receipt of the same, during the quarter ended June 30, 2006 except in cases that are constrained by disputes or legal impediments.

8. Legal Proceedings

There are some pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

9. Categories of shareholders as on June 30, 2006

Category	No. of shareholders	Voting strength (%)	No. of shares held
PROMOTER HOLDING
Indian promoters	79	19.40	5,37,20,717
NON PROMOTER HOLDING
Institutional investors
Mutual funds	207	3.92	1,08,17,013
Banks, financial institutions and insurance companies	60	3.27	90,29,321
Foreign institutional investors	562	35.50	9,82,80,123
Others
Private corporate bodies	3,916	1.70	47,09,975
Indian public	3,58,111	17.25	4,77,62,532
Non resident Indians/ overseas corporate bodies	4,764	4.47	1,23,91,493
Trusts	47	0.52	14,48,423
Foreign Nationals	5	0.00	19,762
Clearing Members	539	0.05	1,40,820
Equity shares underlying American Depository Shares*	2	13.92	3,85,22,997
Total of non promoter holding	3,68,213	80.60	22,31,22,459
Total	3,68,292	100.00	27,68,43,176
* Held by beneficial owners outside India.

10. Financial calendar (tentative and subject to change)

Financial results

Quarter ending September 30, 2006	Oct 11, 2006
Interim dividend, if any	Nov 2007
Quarter ending December 31, 2006	Jan 11, 2007
Quarter and Year ending March 31, 2007	Apr 13, 2007
Annual General Meeting for year ending March 31, 2007	Jun 2007

11. Investors' correspondence

For queries relating to financial statements:	For investor correspondence:	For queries relating to shares/dividends:

Mr. V. Balakrishnan,	Mr. Sandeep Mahindroo,	Mr. Parvatheesam K,
Chief Financial Officer;	Manager-Investor Relations ;	Company Secretary;
Infosys Technologies Limited	Infosys Technologies Limited,	Infosys Technologies Limited,
Electronics City , Hosur Road,	66-7, Kaiser Drive	Electronics City , Hosur Road,
Bangalore-560 100, India,	Fremont , CA 94555	Bangalore 561 100, India.
Tel.: +91-80-2852-0440.	Tel.: 001-510-739-3407,	Tel.: +91-80-2852-0261,
Fax: +91-80-2852-0754	Fax: 001-510-742 3090	Fax: +91-80-2852-0754
E-mail: balakv@infosys.com	E-mail: sandeep_mahindroo@infosys.com	E-mail: parvatheesam_k@infosys.com.

Stock exchange codes

Reuters Code	Telerate/Moneyline code	Bloomberg code
INFY.BO (BSE)	IN;INF (BSE)	INFO IN (BSE)
INFY.NS (NSE)	IN;INFN (NSE)	NINFO IN (NSE)
INFY.O (NASDAQ)	US;INFY (NASDAQ)

13. Stock market data relating to American Depositary Shares (ADSs)

a. ADS listed at :	NASDAQ National Market in the US
b. Ratio of ADS to equity shares:	One ADS for one equity share
c. ADS symbol :	INFY

d. The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the quarter ended June 30, 2006 are:

	High*		Low*		Volume
	$	Rs.	$	Rs.
April 2006	84.78	3,803.23	74.98	3,363.60	2,24,53,510
May	82.42	3,809.45	68.69	3,174.85	1,85,93,553
June	76.41	3,504.92	65.71	3,014.11	2,15,99,868
For the period	84.78	3,803.23	65.71	3,014.11	6,26,46,931
Note: 1 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on June 30, 2006 was 3,85,22,997. The percentage of volume traded to the total float was 162.62% (Quarter ended June 2005 - 141.22%).

14. ECS mandate

The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories. This would enable the company to service its investors better.

15. Change of address

The company has received complaints regarding non-receipt of dividend warrants and other corporate communications. All shareholders are requested to update their current address with their respective depositories immediately. This would enable the company to service its investors better.

Infosys Technologies
Limited

United States

Atlanta
400 Galleria Parkway
Suite 1490 , Atlanta,
GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550, Bellevue,
WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Bridge Water
400 Crossing Boulevard
Suite 101 ,
Bridge Water, NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1535
Fax : 1 704 264 1600

Detroit
Suite 2850,
3000 Town Center,
Southfield , MI 48075
Tel. : 1 248 208 3317
Fax : 1 248 208 3315

Fremont
6607 Kaiser Drive
Fremont , CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Lake Forest
One Spectrum Pointe
Suite 350 ,
Lake Forest , CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Phoenix
10851 N Black Canyon Fwy
Suite 830 Phoenix, AZ 85029
Tel. : 1 602 944 4855
Fax : 1 602 944 4879

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy , MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel. : 1 703 481 3880
Fax : 1 703 481 3889

Belgium
Airport Boulevard Office Park
Bessenveldstraat 25
1831-Diegem, Belgium
Tel. : 32 2 716 4888
Fax : 32 2 716 4880

Canada
5140 Yonge Street
Suite 1400 Toronto,
Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

France
12 Avenue de I'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany
Topas 1,Mergenthalerallee 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel. : 49 6227 73 4350
49 6227 73 4351
Fax : 49 6227 73 4359

Hong Kong
16F Cheung Kong Centre
2 Queen's Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Italy
Via Torino 2,
20123 Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Sweden
Stureplan 4C, 4tr
114 35, Stockholm, Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
1st Floor, Badenerstrasse
530 8048, Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

Geneva
1st Floor, Block G
ICC, Route de Pré-Bois 20
Geneva 1215, Switzerland
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates
Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel. : 971 6 5571 068
Fax : 971 6 5571 056

Czech Republic
Zitna Street 1578/52
120 00 Prague 2
Czech Republic
Tel. : 420 222 874 100
Fax : 420 222 874 110

United Kingdom
Emerald House
15 Lansdowne Road
Croydon, Surrey CR0 2BX
Tel. : 44 208 774 3300
Fax : 44 208 686 6631

3rd Floor, 288 Bishops Gate
London , EC2M 4QP
Tel. : 44 207 959 3029
Fax : 44 207 959 3089

India
Bangalore
Electronics City , Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K-310, 1st Main, 5th Block Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
91 80 2553 2592
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chennai
No.138 Old Mahabalipuram Road, Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Hyderabad
Survey No. 210
Manikonda Village
Lingampally, Rangareddy (Dist) Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

Mahindra Industrial Park
Special Economic Zone Mahindra City, Paranur Village, Chengalpet Dist. Chennai 603002
Tel. : 91 44 474 11111
91 44 474 10000
Fax : 91 41 14 5 15151

Mangalore
Kuloor Ferry Road , Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
91 172 223 7191
Fax : 91 172 223 7193

Chandigarh
Ground Floor, Block A & B
DLF Building , Plot 22-23, Rajiv Gandhi Chandigarh Technology Park Kishangarh, Mani Majra
Chandigarh , PIN - 160101
Tel. : 0172 5021100
Fax : 0172 5046222

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24,
Rajiv Gandhi Infotech Park
Phase-II, Village Man
Taluka Mulshi
Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani, Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Consulting, Inc.
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Infosys Technologies ( Australia) Pty. Limited

Melbourne
Level 2 & 3, 484, St. Kilda Road, Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies ( Shanghai) Co. Ltd.
Bldg No. 24 & 25
Shanghai Pudong Software Park
No. 498, Guoshoujing Road
Pudong New Area
Shanghai 201203
People's Republic of China
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Bldg 18, Capital of Leaders,
No.1387 Zhang Dong Road,
Zhang Jiang Hi-Technology Park , Pudong New Area
Shanghai 201203,
People's Republic of China
Tel. : 86 21 6105 5500
Fax : 86 21 6105 5501

Beijing
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North
Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095
86 10 6539 1063
Fax : 86 10 6539 1060

Hangzhou
18F, Huarong Times Mansion, 3880 Jiangnan Avenue, Binjiang District
Tel. : 0571 28992690
Fax : 0571 28992690

Progeon Limited
Bangalore
Plot No.26/ 3, 26/ 4 and 26/ 6 Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

Pune
Plot No. 1, Building No. 4 Pune Infotech Park Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900 / 22
Fax : 91 20 2293 4540

Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807, USA .
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

United Kingdom
14th Floor, 10 Upper Bank Street, Canary Wharf, London E14 5NP
United Kingdom .
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

Toronto
C/O Infosys Technologies Ltd
5140, Yonge Street
Suite 1400 ,
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

Melbourne
Level 2&3, 484
St. Kilda Road Melbourne , VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Progeon S.R.O.

Czech Republic
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200, Czech Republic
Tel. : 420 731 146 275
Fax : 420 543 236 349

Bankers ICICI Bank Ltd. Bank of America Company Secretary K. Parvatheesam Auditors BSR & Co. Chartered Accountants Independent Auditors ( U.S. GAAP) KPMG	Visit Infosys at www.infosys.com Call us at within the U.S. 1 800 ITL INFO outside the U.S 91 80 2852 0261
© 2006 Infosys Technologies Limited, Bangalore, India. Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.